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13031155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 29 2013

SEC FILE NUMBER
8- 23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NW Expressway, Suite 2000
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn Wilson, CFO 405-415-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 600S (Address) Oklahoma City, OK (City) (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 4/15/13

The Baker Group LP

Auditor's Report and Statement of Financial Condition

As of December 31, 2012

BKD LLP
CPAs & Advisors

The Baker Group LP

Auditor's Report and Statement of Financial Condition

As of December 31, 2012


BKD LLP
CPAs & Advisors

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, David A. Daugherty, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of The Baker Group LP as of December 31, 2012, is true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Notary Public: 03010500
Commission expires on: 08/04/2015



David A. Daugherty
President


SKOSHI HERON
NOTARY PUBLIC
No. 03010500
EXP. 8/04/2015
IN AND
FOR
STATE OF OKLAHOMA

The Baker Group LP
11 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
FINRA Member

The Baker Group LP
December 31, 2012

Contents

BKD LLP
CPAs & Advisors

Leadership Square South Tower
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.606.2580 Fax 405.600.9799 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of The Baker Group LP (the Partnership) as of December 31, 2012. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Baker Group LP as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

February 22, 2013

The Baker Group LP

Statement of Financial Condition

December 31, 2012

Assets

Cash in bank	$ 708,337
Federal funds sold	22,997,000
Total cash and cash equivalents	23,705,337
Securities segregated under federal and other regulations	251,562
Receivables from customers	2,568,050
Receivables from brokers and dealers	77,615,863
Deposits with clearing organizations	8,802
Securities owned, at fair value	6,195,201
Furniture and equipment, at cost, net of accumulated depreciation of $2,459,232	203,324
Cash surrender value of life insurance policies	1,148,639
Other assets	313,144
Total assets	$ 112,009,922

Liabilities and Partners' Capital

Payables to brokers and dealers	$ 52,990,613
Securities sold under agreement to repurchase, at fair value	22,341,465
Distributions payable to partners	3,142,188
Accrued liabilities	3,613,738
Total liabilities	82,088,004
Partners' capital	
General partner	13,103,571
Limited partners	16,818,347
Total partners' capital	29,921,918
Total liabilities and partners' capital	$ 112,009,922

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 36 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2012, $7,707,910 and $1,780,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 6.0% for the year ended December 31, 2012, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter, to the general partner.

The Baker Group LP

Notes to Statement of Financial Condition

December 31, 2012

The accompanying financial statement does not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2012, or during the year then ended.

Use of Estimates

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statement and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2012, cash and cash equivalents include federal funds sold. Generally, federal funds are purchased and sold for one-day periods and are uninsured.

Securities Owned

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of obligations of the Partnership to other parties and are accounted for as financing adjustments to repurchase certain securities sold. These agreements totaled $22,341,868 at December 31, 2012, accrued interest at an annualized rate of 0.65% and matured on January 16, 2013.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns, and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2009.

Subsequent Events

Subsequent events have been evaluated through the date of the Independent Registered Public Accounting Firm's Report, which is the date the financial statement was available to be issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of $251,562 as of December 31, 2012, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from Customers

Receivables from customers of $2,568,050 include amounts due on securities transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 4: Receivables from Brokers and Dealers

Receivables from brokers and dealers consisted of securities trades that failed to deliver at December 31, 2012, of $77,615,863.

Note 5: Payables to Brokers and Dealers

Accounts payable to brokers and dealers consisted of $52,990,611 of net securities trades that were unsettled and failed to receive at December 31, 2012.

Note 6: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statement. An amount due to the general partner at December 31, 2012, was approximately $281,000 related to these costs.

Note 7: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2012, management has accrued contributions to the plan of approximately $1,160,000.

Note 8: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Partnership had net capital of $28,931,435 which was 1134% of aggregate debit balances and $28,681,431 in excess of its required net capital.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2012, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 9: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

The Baker Group LP
Notes to Statement of Financial Condition
December 31, 2012

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities–government-sponsored enterprises	$ 251,562	$ -	$ 251,562	$ -
Securities owned				
Mortgage-backed securities–government-sponsored enterprises	$ 4,360,986	$ -	$ 4,360,986	$ -
Obligations of states and political subdivisions	1,834,215	-	1,834,215	-
Total securities owned	$ 6,195,201	$ -	$ 6,195,201	$ -
Liabilities				
Securities sold under agreement to purchase	$ 22,341,465	$ -	$ 22,341,465	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.

Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 10: Significant Estimates, Commitments and Credit Risk

Current Economic Conditions

The current protracted economic decline continues to present brokers-dealers with difficult circumstances and challenges, which in some cases, have resulted in credit quality issues, declines in the fair values of securities and other assets and constraints on liquidity and capital. The accompanying financial statement has been prepared using values and information currently available to the Partnership.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statement could change rapidly, resulting in future adjustments in asset values and capital.

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank, bear interest at a rate determined by the Clearing Bank, but not to exceed the maximum rate permitted by law (1.75% at December 31, 2012) and are payable on demand. As of December 31, 2012, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

The Baker Group LP

Notes to Statement of Financial Condition

December 31, 2012

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership for open examinations as of the date of this report.